   As filed with the Securities and Exchange Commission on October 17, 2000
                                                     Registration No. 333-45278
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ---------------

                             FTI CONSULTING, INC.
            (Exact name of registrant as specified in its charter)
               Maryland                              52-1261113
       (State of Incorporation)         (I.R.S. Employer Identification No.)
                              2021 Research Drive
                              Annapolis, MD 21401
                                (410) 224-8770
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ---------------

                               Jack B. Dunn, IV
                     Chief Executive Officer and Chairman
                              2021 Research Drive
                              Annapolis, MD 21401
                                (410) 224-8770
(Name, address, including zip code, and telephone number, including area code, of agent for service)

 Copies of all communications, including all communications sent to the agent for service, should be sent to:

   Richard C. Tilghman, Jr., Esquire          Scott C. Penwell, Esquire
   Piper Marbury Rudnick & Wolfe LLP        Duane, Morris & Heckscher LLP
           6225 Smith Avenue                   305 North Front Street
       Baltimore, Maryland 21209              5th Floor, P. O. Box 1003
            (410) 580-3000               Harrisburg, Pennsylvania 17108-1003
                                                   (717) 237-5500

                               ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(A)(1) of this Form, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

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

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The Company estimates that expenses in connection with the offering described in this registration statement (other than underwriting and brokerage discounts and commissions) will be as follows:

   SEC Registration Fee............................................... $ 12,619
   NASD Filing Fee....................................................    5,280
   AMEX Application Fee...............................................   17,500
   Printing and Engraving Fees........................................  100,000
   Legal Fees and Expenses............................................  150,000
   Accounting Fees and Expenses.......................................  150,000
   Transfer Agent and Registrar's Fees................................    5,000
   Miscellaneous Expenses.............................................    9,601
                                                                       --------
     Total............................................................ $450,000
                                                                       ========

  All expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission, the NASD and the American Stock Exchange.

Item 15. Indemnification of Directors and Officers.

  Section 2-418 of the Maryland General Corporation Law permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. FTI's Charter and Bylaws include provisions requiring that FTI indemnify its directors and officers to the fullest extent permitted by Maryland General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

Item 16. Exhibits.

 Exhibit
   No.                                Description
 -------                              -----------
    1.1  Form of Underwriting Agreement#

    3.1  Amended and Restated Articles of Incorporation*

    3.2  By-laws*

    3.3  Amendment to Articles of Incorporation**

    3.4  Amendment No. 1 to By-laws**

    4.1  Specimen Common Stock Certificate***

    4.2 Form of Series A Stock Purchase Warrant dated as of February 4, 2000, by and between the Company and each of the lenders named in the Investment and Loan Agreement dated as of February 4, 2000 (schedules and exhibits omitted)****

    5.1  Opinion of Piper Marbury Rudnick & Wolfe LLP

   10.1  1992 Stock Option Plan, as amended*

   10.2  1997 Stock Option Plan, as amended*****

   10.3  Employment Agreement dated as of January 1, 1996, between Forensic
         Technologies International Corporation and Jack B. Dunn, IV*

 Exhibit
   No.                                 Description
 -------                               -----------
  10.4   Employment Agreement dated as of January 1, 1996, between Forensic
         Technologies International Corporation and Joseph R. Reynolds, Jr.*

  10.5   Employee Stock Purchase Plan+

  10.6   Stock Purchase Agreement dated as of June 30, 1998, by and among FTI
         Consulting, Inc., Klick, Kent & Allen, Inc. and the stockholders named therein++

  10.7   Stock Purchase Agreement dated as of September 25, 1998, by and among
         FTI Consulting, Inc., Glenn R. Baker and Dennis A. Guenther+++

  10.8   Stock Purchase Agreement dated as of September 17, 1998, by and among
         FTI Consulting, Inc., Kahn Consulting, Inc., KCI Management Corp. and the stockholders named therein++++

  10.9   LLC Membership Interests Purchase Agreement dated as of January 31,
         2000, by and among FTI Consulting, Inc., and Michael Policano and
         Robert Manzo (schedules and exhibits omitted)+++++

  10.10  Credit Agreement dated as of February 4, 2000, by and among FTI
         Consulting, Inc. and its subsidiaries named therein, Newcourt
         Commercial Finance Corporation, an affiliate of The CIT Group, Inc., and the other agents and lenders named therein (schedules and exhibits omitted)+++++

  10.11 Investment and Loan Agreement dated as of February 4, 2000, by and among FTI Consulting, Inc. and its subsidiaries named therein, Jack B.
         Dunn, IV, Stewart J. Kahn, Allied Capital Corporation and the other lenders named therein (schedules and exhibits omitted)+++++

  23.1   Consent of Ernst & Young LLP

  23.2   Consent of Ernst & Young LLP

  23.3   Consent of Piper Marbury Rudnick & Wolfe LLP (contained in Exhibit
         5.1)

  24.1   Power of Attorney#

  99.1   Ernst & Young LLP Report on Financial Statement Schedule#

  99.2   Valuation and Qualifying Accounts Schedule#

--------
    * Incorporated by reference from the Company's Registration Statement on Form SB-1, as amended (File No. 333-2002).
   ** Incorporated by reference from the Company's Registration Statement on
      Form 8-A (File No. 001-14875).
  *** Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
 **** Incorporated by reference from the Company's Current Report on Form 8-K filed February 15, 2000.
***** Incorporated by reference from the Company's Registration Statement on
      Form S-8 (File No. 333-32160).
    + Incorporated by reference from the Company's Registration Statement on
      Form S-8 (File No. 333-30357).
   ++ Incorporated by reference from the Company's Current Report on Form 8-K filed July 15, 1998.
  +++ Incorporated by reference from the Company's Current Report on Form 8-K filed October 13, 1998.
 ++++ Incorporated by reference from the Company's Current Report on Form 8-K filed October 2, 1998.
+++++ Incorporated by reference from the Company's Current Report on Form 8-K filed February 15, 2000.
    #  Previously filed.

Item 17. Undertakings.

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland, on this 17th day of October, 2000.


                                          FTI Consulting, Inc.

                                                    /s/ Jack B. Dunn, IV
                                          By: _________________________________
                                                      Jack B. Dunn, IV
                                                Chief Executive Officer and
                                                   Chairman of the Board

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Jack B. Dunn, IV          Chief Executive Officer     October 17, 2000
______________________________________  (principal executive
           Jack B. Dunn, IV             officer) and Chairman of
                                        the Board

                  *                    President, Chief Operating  October 17, 2000
______________________________________  Officer and Director
           Stewart J. Kahn

        /s/ Theodore I. Pincus         Executive Vice President,   October 17, 2000
______________________________________  Chief Financial Officer
          Theodore I. Pincus            (principal financial
                                        accounting officer) and
                                        Secretary

                  *                    Director                    October 17, 2000
______________________________________
           Scott S. Binder

                  *                    Director                    October 17, 2000
______________________________________
          Denis J. Callaghan

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Director                    October 17, 2000
______________________________________
            James A. Flick

                  *                    Director                    October 17, 2000
______________________________________
          Peter F. O'Malley

                  *                    Director                    October 17, 2000
______________________________________
        Dennis J. Shaughnessy

                  *                    Director                    October 17, 2000
______________________________________
           George P. Stamas

       /s/ Jack B. Dunn, IV
*By: ____________________________
         Jack B. Dunn, IV
         Attorney-in-fact